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02021462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Former Name
NAME OF BROKER-DEALER: Polynous Securities LLC
WFS LLC /NEW/

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 California Street Suite 1220
(No. and Street)

San Francisco | CA | 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin L. Klenek 415-217-3736
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloro Zydel & Holland
(Name – *if individual, state last, first, middle name*)

180 Montgomery Street Suite 700 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS First DAY OF March 2002

Notary Public

ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLYNOUS SECURITIES, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2001

CONTENTS

DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Management
Polynous Securities, LLC

We have audited the accompanying statement of financial condition of Polynous Securities, LLC as of December 31, 2001, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polynous Securities, LLC as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland

San Francisco, California
February 28, 2002

180 Montgomery St., Ste 700, San Francisco, CA 94104-4243 Voice: 415.781.2500 Fax: 415.781.2530 e-mail: cpas@dzh.com

Associates in Principal Cities of the United States and Worldwide

Polynous Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 39,690
TOTAL ASSETS	$ 39,690

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to brokers and dealers	$ 5,771
Other accounts payable	800
	6,571
MEMBER'S EQUITY	33,119
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 39,690

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2001

REVENUES	
Interest income	$ 894
OPERATING EXPENSES	
Broker registration fees	5,815
Professional fees	1,400
Other expenses	2,068
	9,283
Net loss	(8,389)
Member's equity - beginning of year	62,468
Member distributions	(20,960)
Member's equity - end of year	$ 33,119

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from (to) operating activities:	
Net loss	$ (8,389)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Payable to brokers and dealers and other accounts payable	1,829
Net cash used in operating activities	(6,560)
Cash flows from (to) financing activities:	
Distributions to member	(20,960)
Net cash used in financing activities	(20,960)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(27,520)
Cash - beginning of year	67,210
Cash - end of year	$ 39,690

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securites and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a California Limited Liability Company on December 22, 1997.

1. Accounting Policies

   The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

2. Cash

   The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Use of Estimates

   The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

4. Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the Company member.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $25,000 whichever is greater) amounted to $33,119 and $25,000 respectively at December 31, 2001.

SUPPLEMENTAL INFORMATION

Schedule I

Polynous Securities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Net Capital	
Total member's equity qualified for net capital	$ 33,119
Aggregate indebtedness	
Payable to brokers and dealers	5,771
Other accounts payable and accrued expenses	800
Total aggregate indebtedness	$ 6,571
Minimum net capital requirement (6 2/3% of $6,571)	$ 438
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 8,119
Excess net capital at 1000 percent	$ 32,462
Percent of aggregate indebtedness to net capital	20 %

There are no material differences from the company's computation included in Part II of Form X-17A-5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Management
Polynous Securities, LLC

In planning and performing our audit of the financial statements of Polynous Securities, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following.

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 – (continued)

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Lyall & Holland

San Francisco, California
February 28, 2002